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[LOGO - CAMPBELL RESOURCES]  CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release

    CAMPBELL RESOURCES INC. ANNOUNCES 4.4 MILLION SHARE PRIVATE PLACEMENT TO
                          SPROTT ASSET MANAGEMENT INC.

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MONTREAL, AUGUST 28, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces today that it has agreed, subject to regulatory approvals, to issue 4,400,000 common shares to Sprott Asset Management Inc. ("Sprott") at an issue price of $0.45 per share. The transaction is expected to close by September 5, 2003.

Sprott currently holds 4,726,000 common shares of Campbell and, following the completion of this private placement, will hold approximately 18.6% of the outstanding common shares of Campbell. "We are very pleased to have the support of Sprott shown by this private placement," commented Andre Fortier, President and CEO of Campbell Resources.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                 RENMARK FINANCIAL COMMUNICATIONS INC.
Andre Fortier, President and Chief      Henri Perron,
Executive Officer                       hperron@renmarkfinancial.com
Tel.: 514-875-9037                      John Boidman,
Fax: 514-875-9764                       jboidman@renmarkfinancial.com
afortier@campbellresources.com          Media: Dominic Sicotte:
                                        dsicotte@renmarkfinancial.com
                                        Tel.: 514-939-3989
                                        Fax: 514-939-3717
                                        www.renmarkfinancial.com